                                                                    EXHIBIT 3


                                 [MOUNTASIA
                                ENTERTAINMENT
                          INTERNATIONAL, INC. LOGO]

                                                                May 3, 1996

To Our Shareholders:

        Your Board of Directors has declared a dividend distribution of Common Share Purchase Rights ("Rights"). This letter describes the Share Purchase Rights Plan and the Board's reasons for adopting it.

        These Rights contain provisions to protect shareholders in the event of an unsolicited attempt to acquire the Company, including a graudal accumulation of shares in the open market, a partial or two-tier tender offer that does not treat all shareholders equally, a squeeze-out merger and other abusive takeover tactics which the Board believes are not in the best interests of shareholders, or may deprive them of the full value of their shares.

        Many of this country's most respected corporations have issued rights to protect their shareholders against these tactics. We consider the Rights to be the best available means of protecting both your right to retain your equity investment in Mountasia Entertainment International, Inc. and the full value of that investment, while not prohibiting a fair acquisition bid for the Company.

        The Rights are not intended to prevent a takeover of the Company and will not do so. However, they should deter any attempt to acquire the Company in any manner or on terms not approved by the Board. The Rights approved by the Board are designed to deal with the very serious problem of another person or company using abusive tactics to deprive Mountasia Entertainment International Inc.'s Board and its shareholders of any real opportunity to determine the destiny of the Company.

        Until the tenth day following a public announcement that a single acquirer or group has acquired beneficial ownership of 20% or more of the Company's shares, the Rights may be redeemed by the Board of Directors for one cent per Right. Thus, the rights should not interfere with any merger or business combination approved by the Board of Directors prior to that time.

        Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plan. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share, is not taxable to the Company or to shareholders, and will not change the way in which you can presently trade the Company's shares. As explained, in detail below, the Rights will only be exercisable if and when the problem arises which they were created to address.

        Your Board was aware when it acted that some people have advanced arguments that securities of the sort we are issuing deter legitimate acquisition proposals. We carefully considered these views and concluded that the arguments are speculative and do not justify leaving shareholders without protection against unfair treatment by an acquirer who, after all, is seeking his own advantage, not yours. Your Board believes that these Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

        The Rights will be issued on May 6, 1996, to shareholders of record on that date and will expire in ten years. Initially, the Rights will not be exercisable, certificates will not be sent to you, and the Rights will automatically trade with the common shares. However, ten days after a person or a group acquires 20% or more of the Company's shares, or ten days (or such later date as may be determined by the Board prior to a person or group acquiring 20% or more of the Company's shares) after a person or group announces an offer the consummation of which would result in such person or group owning 20% or more of the shares (even if no purchases actually occur), the Rights will become exercisable and separate certificates representing the Rights will be distributed. We expect that the Rights will begin to trade independently from the Company's shares at that time. At no time will the Rights have any voting power.

        When the Right first become exercisable, unless a person has acquired 20% or more of the Company's shares, a holder will be entitled to buy from the Company one share of common stock for $12.50. If any person or group acquire 20% or more of the Company's outstanding common stock, a "flip-in" provision of the Rights will be triggered and the Rights will entitle the holder (other than such person or any member of such group which has acquired 20% or more of the Company's shares) to buy a number of additional shares of common stock of the Company having a market value of twice the exercise price of each Right. Thus, if at the time of the 20% acquisition the Company's stock were to have a market value per share equal to $6.25, the holder of each Right (other than such person or any member of such which has acquired 20% or more of the Company's shares) company would be entitled to receive approximately two shares of the Company's common stock for $12.50.

        If the Company is involved in a merger or other business combination at any time after a person or group has acquired 20% or more of the Company's shares, the "flip-over" provision of the Right will be triggered and the Rights will entitle a holder to buy a number of shares of common stock of the acquiring company having a market value of twice the exercise price of each Right. For example, if at the time of the business combination the acquiring company's stock has a per share value of $12.50, the holder of each Right would be entitled to receive two shares of acquiring company's common stock for $12.50, i.e. at a 50% discount.

        Following the acquisition by any person or group of 20% or more of the Company's common stock, but only prior to the acquisition by a person or group of a 50% stake, the Board of Directors will also have the ability to exchange the Rights (other than Rights held by such person or group), in whole or in part, for one share of common stock per Right. This provision will have an economically dilutive effect on the acquirer, and provide a corresponding benefit to the remaining rightsholders, that is comparable to the flip-in without requiring rightsholders to go through the process and expense of exercising their Rights.

        While, as noted above, the distribution of the Rights will not be taxable to shareholders or the Company, shareholders may recognize taxable income upon the occurrence of certain subsequent events.

        In declaring the Rights dividend, we have expressed our confidence in the future of Mountasia and our determination that you, our shareholders, be given every opportunity to participate fully in that future.

                                        Sincerely,



                                        /s/ L. Scott Demerau
                                        ---------------------------
                                        L. Scott Demerau
                                        Chief Executive Officer and
                                        President